Exhibit 2.01

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”), is made this 19th day of July, 2005 (the “Closing Date”), by and between KENTUCKY EMERALD LAND COMPANY, LLC, a Delaware limited liability company (“Kentucky Emerald”), GREEN RIVER LAND AND DOCK, LLC, a Kentucky limited liability company (“Green River” and together with Kentucky Emerald, “Sellers”), GREEN GEM, LLC, a Nevada limited liability company (“Green Gem”), and PENN VIRGINIA OPERATING CO., LLC, a Delaware limited liability company (“Buyer”).

BACKGROUND

WHEREAS, Sellers desire to sell, assign and transfer to Buyer, and Buyer desires to purchase from Sellers, the Purchased Assets (as defined in Section 1 hereof) in accordance with the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby specifically acknowledged, and intending to be legally bound hereby, Sellers, Green Gem and Buyer hereby agree as follows:

1. Sale and Purchase of Assets. Subject to the terms and conditions of this Agreement, Sellers hereby sell, assign and transfer to Buyer, and Buyer hereby purchases from Sellers, the following assets of Sellers (collectively, the “Purchased Assets”):

a. Real Property. All right, title and interest of each Seller in, to and under all fee lands, surface estates, coal and other mineral estates (including coalbed methane) and other real estate interests, and all access and mining rights appurtenant thereto and all buildings, structures and other fixtures existing thereon (including any preparation plants and barge loading facilities) owned by such Seller and existing (i) in Henderson County, Kentucky at any location (the “Henderson Real Property”) or (ii) in Webster County, Kentucky (the “Webster Real Property”) within the area depicted on the map attached hereto as part of Schedule 1(a)(1) (the “Map”) (the Henderson Real Property and the Webster Real Property shall be referred to together herein as the “Real Property”), except for the Retained Property (as hereinafter defined). For purposes of this Agreement, “Retained Property” shall mean that real property shown on the Map as “RETAINED” and further described on Schedule 1(a)(2) attached hereto, which Retained Property was conveyed by Kentucky Emerald to Green Gem on the date hereof.

b. Equipment and Machinery. All right, title and interest of each Seller in, to and under all equipment, machinery and other tangible assets located on the Real Property and owned by such Seller (collectively, the “Equipment”).

c. Leases and Other Contracts. All right, title and interest of each Seller in, to and under all leases, subleases, deeds, contracts, easements, licenses, assignments, rights-of-way, instruments and other agreements or rights relating to or associated with the use of or access to the Real Property, or benefiting the Real Property, including those described on Schedule 1(c) attached hereto (collectively, the “Contracts”).

d. Data, Books and Records. All engineering, geological, operational, coal measurement, feasibility and coal data and analyses, charts, surveys, maps, plans, drawings, computer files, drilling logs, reserve reports, mining information, permit applications, books, records, data, title and other reports, tax tickets, tax appraisals, documents, papers, instruments and other materials of all kinds relating to the Purchased Assets (collectively, the “Data”).

2. Liabilities Retained. The parties hereby agree that Buyer does not and shall not hereby assume or accept any liabilities, obligations or responsibilities, if any, of either Seller or any Affiliate (as hereinafter defined), Predecessor (as hereinafter defined), successor in interest (as hereinafter defined), related person (as hereinafter defined), lessee, sublessee or contractor of either Seller relating to the Purchased Assets or either Seller’s business, or any other liabilities, obligations or responsibilities (including liabilities which are contingent and liabilities imposed by future legislation) which are related to the ownership, use or operation of the Purchased Assets or the operation of either Seller’s business prior to the Closing Date, except that Buyer agrees to assume all reclamation obligations, if any, of Sellers related to environmental contamination caused by CR Mining on the Real Property where CR Mining previously operated (the “CR Property”) as described in the two letters listed on Schedule 6(h) hereto (the “CR Mining Reclamation Obligations”), provided that Sellers shall diligently continue and complete in compliance with all applicable Laws and Regulations (as defined in Section 6(f) hereof)) Sellers’ currently on-going clean-up of the CR Mining Property and the CR Mining Reclamation Obligations. As between Sellers (and their Affiliates) and Buyer (and its Affiliates), Sellers and their Affiliates shall retain and shall be solely responsible for such liabilities. For purposes of this Agreement, “Affiliate” shall mean, with respect to any person or entity, any member, director or officer of such person or entity or any other person or entity that controls, is controlled by or is or was under common control with such person or entity; “Predecessor” shall mean any predecessor-in-interest to either Seller, including any person or entity which owned or controlled any Purchased Assets prior to either Seller taking title thereto; and “related person” and “successor in interest” shall have the meanings ascribed to such terms in or in connection with the Coal Industry Retiree Health Benefits Act of 1992 (the “Coal Act”).

3. Closing. The closing of the sale and purchase of the Purchased Assets (the “Closing”) is taking place concurrently with the execution and exchange of this Agreement at 10 a.m., Eastern Time, on the Closing Date at the offices of Buyer, 2550 East Stone Drive, Suite 200, Kingsport, Tennessee 37660 or such other location as Sellers and Buyer shall have agreed.

4. Purchase Price. The purchase price (the “Purchase Price”) for the Purchased Assets shall be Sixty-Two Million Two Hundred Fifty Thousand Dollars ($62,250,000). At the Closing, Buyer shall pay to Kentucky Emerald, on behalf of Sellers, the Purchase Price in cash by wire transfer of immediately available funds to an account(s) designated by Kentucky Emerald. The Purchase Price shall be allocated among the Purchased Assets as set forth on Schedule 4 attached hereto. The parties hereto shall each report the federal, state and local income and other tax consequences of the transactions contemplated by this Agreement (which for such purposes includes the Transaction Documents (as defined in Section 5(c) hereof) in a manner consistent with such allocation, including the preparation and filing of Form 8594 under Section 1060 of the Internal Revenue Code of 1986, as amended (or any successor form or successor provision of any future tax law, or any comparable provision of state or local tax law), with respect to their respective federal, state and local income tax returns for the taxable year that includes the Closing Date and shall not take any position contrary thereto in connection with any amended return.

5. Deliveries and Proceedings at the Closing. At the Closing:

a. Deliveries to Buyer. Sellers and Green Gem are delivering, or causing to be delivered, to Buyer:

i. a duly executed special warranty deed or deeds conveying and transferring to Buyer title and access to the Real Property in forms mutually acceptable to the parties;

ii. a duly executed assignment or assignments (the “Assignments”) conveying and transferring to Buyer all of the right, title and interest of each Seller in, to and under the Equipment, the Contracts and the Data in forms mutually acceptable to the parties;

iii. a duly executed instrument granting to Buyer an easement (the “Easement”) over the Retained Property in form mutually acceptable to the parties;

iv. a duly executed amendment to the Option Agreement dated as of June 1, 2001 by and between Green Gem (as assignee of Kentucky Emerald) and Cash Creek Generation, LLC (as assignee of Midwest Energy Development Company, LLC (“Cash Creek”)) in form mutually acceptable to the parties (the “Option Amendment”);

v. a title insurance policy or policies in form(s) acceptable to Buyer;;

vi. a certificate signed by the Secretary or an Assistant Secretary of each Seller certifying as to the truthfulness, completeness and accuracy of attached copies of resolutions of such Seller’s Board of Directors and, if necessary, members authorizing the execution and delivery of this Agreement and the performance of all actions contemplated hereby;

vii. good standing certificates for Kentucky Emerald issued by the Secretary of State of the State of Delaware and the Secretary of State of the Commonwealth of Kentucky, a good standing certificate for Green River issued by the Secretary of State of the Commonwealth of Kentucky and good standing certificates for Green Gem issued by the Secretary of State of the State of Nevada and the Secretary of State of the Commonwealth of Kentucky, each dated not more than five days prior to the Closing Date; and

viii. such other documents or instruments as may be reasonably necessary in order to consummate the transactions contemplated by this Agreement.

b. Deliveries to Seller. Buyer is delivering to Sellers:

i. a wire transfer of immediately available funds in an amount equal to the Purchase Price;

ii. the Assignments, duly executed by Buyer;

iii. a certificate signed by the Secretary or an Assistant Secretary of Buyer certifying as to the truthfulness, completeness and accuracy of attached copies of resolutions of Buyer’s Board of Directors authorizing the execution and delivery of this Agreement and the performance of all transactions contemplated hereby;

iv. a good standing certificate for Buyer issued by the Secretary of the State of the State of Delaware dated not more than five days prior to the Closing Date; and

v. such other documents or instruments as may be reasonably necessary in order to consummate the transactions contemplated by this Agreement.

c. Transaction Documents. The agreements, instruments and documents referenced in this Section 5, together with this Agreement and such other agreements and instruments required to be delivered pursuant to this Agreement, are referred to herein collectively as the “Transaction Documents.” The Transaction Documents to be executed and delivered by Sellers or Green Gem hereunder are referred to herein collectively as the “Seller Transaction Documents.” The Transaction Documents to be executed and delivered by Buyer hereunder are referred to herein collectively as the “Buyer Transaction Documents.”

6. Representations and Warranties of Sellers and Green Gem. Sellers and Green Gem hereby jointly and severally represent and warrant to Buyer as follows:

a. Organization and Good Standing. Kentucky Emerald is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, Green River is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky and Green Gem is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Nevada. Each Seller has all requisite limited liability company power and authority to own, lease and operate the Purchased Assets and conduct its business as and where currently being conducted. Each Seller and Green Gem is qualified or registered to do business and is in good standing as a foreign entity in the jurisdictions in which the nature of the business conducted by it or the ownership or use of the assets and properties constituting its business make such qualification necessary, except to the extent that such failures to qualify or be registered and in good standing could not reasonably be expected to have a material adverse effect on the value of the Purchased Assets.

b. Authorization and Enforceability. Each Seller and Green Gem has full limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and the other Seller Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller and Green Gem of this Agreement and the other Seller Transaction Documents to which it is a party have been duly authorized by all necessary limited liability company action on the part of such Seller or Green Gem, as the case may be, including any required member approval. This Agreement and the other Seller Transaction Documents to which each Seller or Green Gem is a party have been duly executed and delivered by such Seller or Green Gem, as the case may be. This Agreement and the other Seller Transaction Documents to which each Seller or Green Gem is a party are the legal, valid and binding obligations of such Seller and/or Green Gem, enforceable against such Seller and/or Green Gem in accordance with their respective terms.

c. No Violation of Laws or Agreements. The execution, delivery and performance of this Agreement and the other Seller Transaction Documents to which each Seller and/or Green is a party by such Seller and/or Green Gem do not, and the consummation of the transactions contemplated hereby and thereby and the compliance by such Seller and/or Green Gem with any of the provisions hereof and thereof will not, either immediately or with the passage of time or the giving of notice or both, (i) contravene any provision of the certificate of formation or limited liability company agreement or similar organization document of such Seller or Green Gem; (ii) violate, conflict with, result in a breach of or constitute a default under, or result in or permit the termination, modification, acceleration or cancellation of (A) any indenture, mortgage, loan or credit agreement, license, instrument, lease, contract, plan, permit or other agreement (written or oral) to which such Seller or Green Gem is a party, or by which such Seller or Green Gem may have rights or by which any of the Purchased Assets may be bound or affected, (B) any Permit (as defined in Section 6(j) hereof) or (C) any Laws and Regulations (as defined in Section 6(h) hereof), including any bulk sales law, (iii) result in the creation of any Encumbrance upon all or any part of the Purchased Assets or (c) give rise to any right of rescission or similar remedy under any corporation or securities law with respect to any of the transactions contemplated by this Agreement.

d. Approvals and Consents. No permit, consent, approval, waiver, easement, license or other authorization of or declaration to or filing with or by any federal, state or local governmental or regulatory entity (or any department, agency, authority or political subdivision thereof) or any court or arbitrator (each a “Governmental Authority”) or any person or entity is required in connection with the execution or performance of this Agreement or the other Seller Transaction Documents by either Seller or Green Gem or the consummation by either Seller or Green Gem of the transactions contemplated hereby and thereby other than (i) the consents and waiver granted by Patriot Coal Company, L.P. in the letters from Kentucky Emerald to James C. Severm dated July 13, 2005 and July 16, 2005, respectively, and (ii) the consent of Cash Creek as included in the Option Amendment.

e. Title to Purchased Assets. Except as set forth in Schedule B, Section II, to each of the three title insurance commitments issued by Commonwealth Land Title Insurance Company to Buyer dated July 19, 2005 and except for the easements described in the Option Amendment (as defined in Section 8(i) hereof), Sellers own and have good and valid title to the Purchased Assets, free and clear of all claims, liens, mortgages, security interests, charges, pledges, restrictions, options, grants, reversionary rights, rights of first refusal or other encumbrances whatsoever (collectively, “Encumbrances”). No person or entity has any ownership interest, Encumbrance or other right, title or interest in or to any Purchased Asset other than as described in the preceding sentence. Sellers and Green Gem will forever warrant and defend title to the Purchased Assets unto Buyer, its successors and assigns, against all claims and demands of all parties claiming by, through or under either Seller. There are no assignments, licenses, leases, easements, rights-of-way, or other agreements, rights or interests of whatever kind or character which are material to Buyer’s access to the Real Property that are not included in the Purchased Assets or the Easement. The Map has been prepared by Sellers and there are no material inaccuracies in the boundary lines of the Real Property as shown on the Map. The deeds listed on Schedule 1(a)(1) constitute all the deeds and instruments pursuant to which the Real Property was conveyed to Sellers. Other than the Henderson Real Property, the Retained Property and the Amended Option, neither Seller nor any Affiliate of either Seller holds any interest, whether by ownership, lease or otherwise, in any fee lands, surface estates, coal and other mineral estates or other real estate interests (each an “Interest”) in Henderson County, Kentucky.

f. Contracts. Schedule 1(c) attached hereto contains a true, correct and complete list of the Contracts, including all amendments and modifications thereto. Other than the Contracts, neither Seller nor Green Gem or any Affiliate of either Seller or Green Gem is a party to or bound by the terms of any other contract or agreement with respect to the Purchased Assets. True, complete and correct copies of all of the Contracts have been delivered previously to Buyer. With respect to each Contract, (i) such Contract is legal, valid, binding and enforceable; (ii) is in full force and effect; (iii) neither Seller nor Green Gem nor, to either Seller’s or Green Gem’s knowledge, any other party thereto, is in breach or default, and no event has occurred (or, to either Seller’s or Green Gem’s knowledge, is likely to occur) which with notice or lapse of time (or both) would constitute a breach or default, or permit termination, modification or acceleration, under such Contract; (iv) no party has repudiated or, to either Seller’s or Green Gem’s knowledge, threatened to repudiate any provision of such Contract; and (v) Buyer’s acquisition of the Purchased Assets at the Closing will not give rise to a breach, default or violation in any material respect by either Seller or Green Gem or Buyer of such Contract and will not, except as described in Section 6(d) hereof, require the consent or approval of any third party.

g. Litigation; Judgments. There are no actions, suits, claims, investigations or proceedings (including any arbitration or mediation or similar proceedings) pending or, to either Seller’s or Green Gem’s knowledge, threatened against either Seller or Green Gem or affecting the Purchased Assets, and neither Seller nor Green Gem is aware of any basis for any such action, suit, claim, investigation or proceeding. There are currently no outstanding judgments, decrees, orders or awards of any Governmental Authority against either Seller or Green Gem, or any Affiliate of either Seller or Green Gem, which relate to or arise out of the ownership, condition or operation of the Purchased Assets.

h. Compliance with Laws. Neither Seller nor Green Gem has violated or failed to comply with any federal, state or local constitution, statute, law, ordinance, rule or regulation, including, but not limited to, those relating to zoning, environmental matters, reclamation, permits, bonding, employees, wages and occupational health and safety, or any judgment, award, decree, injunction, ruling or order of any Governmental Authority (collectively, “Laws and Regulations”) applicable to either Seller or Green Gem or the Purchased Assets. Except as described on Schedule 6(h) attached hereto, each Seller’s conduct of its business, ownership of the Purchased Assets and use or operation of the Purchased Assets, and, to such Seller’s knowledge, any other Permit (as defined in Section 6(j) hereof) holder’s use or operation of the Purchased Assets does not violate or fail to comply with any Laws and Regulations. Except as described on Schedule 6(h) attached hereto, neither Seller nor Green Gem has received any written notice or other communication from any Governmental Authority of any violation of any Laws and Regulations.

i. Remedial Work. Except as described on Schedule 6(i) attached hereto, there is no water treatment, reclamation or other remedial work or condition related to coal mining which is existing on the Real Property, except with regard to the Permits.

j. Permits. To Sellers’ and Green Gem’s knowledge, lessees of Sellers and Green Gem possess all franchises, approvals, permits, authorizations, licenses, orders, registrations, certificates, variances and other similar permits or rights obtained from any Governmental Authority and all pending applications therefor (collectively, the “Permits”) required to own, lease, operate or use the Purchased Assets under all Laws and Regulations. Each Permit and the holder of such Permit is described on Schedule 6(j) attached hereto. All holders of Permits are in compliance with all terms, provisions and conditions of the Permits, and no outstanding violations, assessments, orders or notices of non-compliance issued by any Governmental Authority exists which affects or relates to the Permits. All Permits are in full force and effect, and there are no proceedings pending or, to either Seller’s or Green Gem’s knowledge, threatened that seek, and neither Seller has any knowledge of any condition or the occurrence of any event that would permit, either with or without notice or the lapse of time, the revocation, cancellation, suspension or any adverse modification, or the imposition of any penalty with respect to, any Permits.

k. Environmental Matters. Each Seller has conducted its business and operated and maintained the Purchased Assets in compliance with all applicable federal, state and local environmental protection laws and regulations (collectively, “Environmental Laws”). Except as described on Schedule 6(h), neither Seller nor Green Gem has, and neither Seller nor Green Gem has any knowledge that any other person or entity has, (i) generated, stored, treated, recycled or disposed of any Hazardous Substance (as hereinafter defined) on the Real Property or (ii) released or discharged any Hazardous Substance into the soil, surface water, groundwater, land or subsurface strata, ambient air or other environmental medium on the Real Property. Except as described on Schedule 6(h), neither Seller nor Green Gem has received, and neither Seller nor Green Gem has any knowledge that any other person or entity has received, any notice, complaint, order or action from any Governmental Authority or person or entity relating to any Hazardous Substance or any non-compliance with any applicable Environmental Law with respect to the Real Property or the Purchased Assets. No event has occurred which, with or without the passage of time or the giving of notice, or both, would constitute material non-compliance by either Seller or Green Gem with, or a material violation by either Seller or Green Gem of, applicable Environmental Laws. For purposes of this Section 6(k), the term “Hazardous Substance” shall mean each and every element, compound, chemical mixture, petroleum and gas product, contaminant, pollutant, or substance, including without limitation, substances which are toxic, carcinogenic, ignitable, reactive, explosive, radioactive, or otherwise dangerous and any other substance defined as a hazardous substance, hazardous waste, hazardous material, toxic material, toxic waste, or special waste under any federal, state, or local statute, order, rule, or regulation. Without limiting the foregoing, there are not on or in the Real Property any pigments, hydraulic oils, electrical transformers or other equipment containing polychlorinated biphenyls.

l. Coal Act. Neither Seller is a “signatory operator” or “related person” under the Coal Act.

m. Labor Liabilities and Obligations. Neither Seller is or ever has been a party to any collective bargaining or similar agreement, and neither Seller has or ever has had any obligation to bargain or negotiate with any union or collective bargaining representative.

n. Pipelines. There are no oil and gas transmission pipelines located on the Real Property which area in excess of six inches in diameter.

o. Brokerage. Neither Seller nor any Affiliate of either Seller has made any agreement or taken any other action which might cause any person or entity to become entitled to a broker’s or finder’s fee or commission as a result of the transactions contemplated hereby.

p. Part Resources Royalty Agreement. Sellers shall, promptly upon receipt of the Purchase Price, pay to Part Resources, LLC (“Part”) all amounts due to Part, as a result of the transactions contemplated hereby, under the Royalty Agreement dated October 22, 1997 between Part and Kentucky Emerald (the “Part Royalty Agreement”) and, as a result thereof, the Part Royalty Agreement shall be terminated and of no further force or effect. Kentucky Emerald shall deliver to Buyer an agreement terminating the Part Royalty Agreement duly executed by Part and in the form of Exhibit A hereto (the “Termination Agreement”). If the Termination Agreement has not been fully executed by Part and delivered to Buyer by September 30, 2005, Kentucky Emerald will file and diligently pursue against Part an action (the “Part Action”) to compel Part to execute the Termination Agreement using counsel chosen by Penn Virginia.

q. Accuracy of Information. No statement made or condition or event described in this Agreement or any other Seller Transaction Document or in any schedules or exhibits attached hereto or thereto, or in any other written information, documents, statements or materials furnished by either Seller to Buyer in connection herewith or therewith, contains any material misrepresentation or untrue statement of a material fact by either Seller, or omits any fact required to be stated therein necessary to make such statement not misleading.

7. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Sellers as follows:

a. Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

b. Authorization and Enforceability. Buyer has full limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and the other Buyer Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the Buyer Transaction Documents have been duly authorized by all necessary limited liability company action on the part of Buyer. This Agreement and the other Buyer Transaction Documents have been duly executed and delivered by Buyer. This Agreement and the other Buyer Transaction Documents are the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

c. No Violation of Laws or Agreements. The execution, delivery and performance of this Agreement and the other Buyer Transaction Documents by Buyer do not, and the consummation of the transactions contemplated hereby and thereby and the compliance by Buyer with any of the provisions hereof and thereof will not, either immediately or with the passage of time or the giving of notice or both, (i) contravene any provision of the certificate of formation or limited liability company agreement or similar organization document of Buyer; (ii) violate, conflict with, result in a breach of or constitute a default under, or result in or permit the termination, modification, acceleration or cancellation of (A) any indenture, mortgage, loan or credit agreement, license, instrument, lease, contract, plan, permit or other agreement (written or oral) to which Buyer is a party, (B) any Permit or (C) any Laws and Regulations, including any bulk sales law, (iii) give rise to any right of rescission or similar remedy under any corporation or securities law with respect to any of the transactions contemplated by this Agreement.

d. Brokerage. Neither Buyer nor any of its Affiliates have made any agreement or taken any other action which might cause any person or entity to become entitled to a broker’s or finder’s fee or commission as a result of the transactions contemplated hereby.

8. Other Agreements.

a. Further Assurances. At or after the Closing, any party, at the request of any other party, will execute and deliver to the requesting party all such further assignments, deeds, agreements, contracts, instruments and other documents as the requesting party may reasonably request in order to perform, accomplish, perfect or record, if reasonably necessary, the sale, assignment, transfer and delivery to Buyer of the Purchased Assets as contemplated by this Agreement and to otherwise carry out the intention of this Agreement.

b. Transfer Taxes. Sellers shall pay all sales and transfer taxes due and payable in connection with the sales, conveyances, assignments, transfers and deliveries to be made by Sellers to the Buyer under this Agreement. Sellers shall pay all state and local sales, use, transfer, real property transfer, documentary stamp, recording and other similar taxes arising from and with respect to the sale and purchase of the Purchased Assets. The parties shall cooperate in giving effect to the foregoing.

c. Other Taxes. Any and all ad valorem real property taxes, personal property taxes, fees or assessments for the calendar year 2005 due with respect to the Purchased Assets, or payable by either Seller pursuant to the terms of any leases, subleases, licenses, rights-of-way, instruments or other agreements by which either Seller holds the Real Property or any other of the Purchased Assets shall be prorated between Sellers, on the one hand, and Buyer, on the other hand, as of the Closing Date on a calendar year basis, using the calendar year 2004 tax rates and assessments by the appropriate Governmental Authority. If any party shall pay such taxes for which it is entitled to be reimbursed because of such proration, the other party responsible therefore shall promptly reimburse the party so paying upon notice of the amount paid by such party.

d. Transaction Expenses. Each of the parties hereto shall pay its own expenses and the fees and expenses of its counsel, accountants, consultants and other experts and representatives incurred in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

e. Assistance in Title Matters. Each Seller and Green Gem shall execute and deliver all documents, make all truthful and appropriate affirmations, testify in any proceedings and do all other acts that may be necessary or desirable, in the opinion of counsel for Buyer, to perfect of record the title of Buyer to the Purchased Assets and the Easement.

f. Cessation of Existence. Neither Seller nor Green Gem shall voluntarily dissolve, liquidate or otherwise seek to end its existence as a corporate entity at any time prior to the third anniversary of the Closing Date.

g. Certain Intentions; Non-Competition. The parties hereto specifically acknowledge and agree that this Agreement is intended to govern the purchase and sale of all right, title and interest of Sellers in, to and under the Real Property as well as all other Assets. Accordingly, each Seller agrees that, to the extent that such Seller discovers that it owns any Interest in the Real Property or the Other Assets that has not been conveyed to Buyer in connection herewith, such Seller shall immediately so inform Buyer in writing and if Buyer so desires, such Seller shall promptly transfer such Interest to Buyer without any further consideration. In addition, each Seller agrees that, following the Closing Date, such Seller will not acquire any Interest existing in Henderson County, Kentucky except for property owned by LG&E Energy LLC (“LG&E”) or any Affiliate of LG&E.

h. Maintenance of Books and Records. Buyer and Sellers and Green Gem shall cooperate fully with one another after the Closing so that (subject to any limitations that are reasonably required to preserve any applicable attorney-client or other legal privilege) each party has access to the business records, contracts and other information existing at the Closing Date and relating in any manner to the Purchased Assets (whether in the possession of Sellers or Buyer). No files, books or records existing at the Closing Date and relating in any manner to the Purchased Assets shall be destroyed by any party for a period of two (2) years after the Closing Date (or such longer period as is required by applicable law) without giving the other party at least 30 days prior written notice, during which time such other party shall have the right (subject to the provisions hereof) to examine and to remove any such files, books and records prior to their destruction. The access to files, books and records contemplated by this Section 8(h) shall be during normal business hours and upon not less than two days prior written request, shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein, and shall not extend to material subject to a claim of privilege unless expressly waived by the party entitled to claim the same.

i. Specific Performance. The parties hereto specifically acknowledge and agree that the remedy at law for breach of this Agreement will be inadequate and that each party, in addition to any other relief available to it, shall be entitled to injunctive relief and specific performance of the terms and provisions hereof.

9. Nature and Survival of Covenants and Representations. With respect to the several covenants, agreements, representations and warranties of the parties hereto in this Agreement or in any schedule or exhibit hereto or any certificate or other document delivered pursuant to this Agreement: (a) the covenants and agreements shall survive the Closing indefinitely; and (b) the representations and warranties shall survive until two (2) years after the Closing Date, except that the representations and warranties of Sellers and Green Gem set forth in Sections 6(a), 6(b), 6(e), 6(k), (o) and 6(p) and of Buyer set forth in Sections 7(a), 7(b) and 7(d) shall survive indefinitely. Exceptions or qualifications to any representation and warranty contained herein shall not be construed as exceptions or qualifications to any other representation and warranty. All rights to indemnification contained in this Agreement shall not terminate but shall continue indefinitely, subject to the terms hereof.

10. Indemnification and Right to Defend.

a. Indemnification by Sellers and Green Gem. Sellers and Green Gem hereby agree to jointly and severally indemnify, defend and hold Buyer and its Affiliates, members, directors, officers, employees and agents and each of its and their respective successors and assigns harmless from and against any and all claims, demands, actions, suits, proceedings, judgments, losses, liabilities, damages, costs and expenses of every kind and nature, including, but not limited to, reasonable attorneys’ fees and disbursements, and any and all related litigation costs and expenses (collectively, “Damages”), directly or indirectly arising out of, result from or in connection with any of the following:

i. the breach of or inaccuracy in any representation or warranty made by either Seller in this Agreement or any certificate or other document delivered pursuant to this Agreement;

ii. the breach of or default in the performance by either Seller of any covenant, agreement or obligation in this Agreement;

iii. any liability, including but not limited to, any environmental liability, not expressly assumed herein by Buyer, irrespective of whether or not either Seller or any Affiliate of either Seller had knowledge of such liability, including, but not limited to, any liability described in Sections 10(a)(iv), 10(a)(v), 10(a)(vi), and 10(a)(vii);

iv. any retiree health benefit obligation of either Seller or any Affiliates, Predecessors or its successors in interest of either Seller, including, but not limited, to (i) any obligations for Coal Act liabilities or similar premiums currently existing or which may be imposed pursuant to any successor statute or amendment to the Coal Act, (ii) any black lung and other liabilities arising under the Federal Mine Safety and Health Act of 1977 currently existing or which may be imposed pursuant to any successor statute or amendment thereto, or (iii) any workers compensation benefits which may ever be imposed on Buyer or any of its Affiliates with respect to the Purchased Assets;

v. any liability the cause of action with respect to which first arose prior to the Closing in connection with the ownership, use or operation of the Purchased Assets;

vi. any liability arising in connection with the Part Royalty Agreement, including in connection with the Part Action described in Section 6(p). To secure the indemnity granted under this Section 10(a)(vi), Green Gem will execute on the date hereof a mortgage in form acceptable to the parties (the “Mortgage”), and the Mortgage will be held in escrow for the benefit of the parties, by Lynn, Fulkerson, Nichols & Kinkel, PLLC. If Kentucky Emerald has not delivered a fully executed Termination Agreement to Penn Virginia by September 30, 2005, Penn Virginia will so notify Lynn, Fulkerson, Nichols & Kinkel, PLLC and Lynn, Fulkerson, Nichols & Kinkel, PLLC will release the Mortgage to Penn Virginia on September 30, 2005 at 5:00 p.m. Lexington time. If a fully executed Termination Agreement is delivered to Penn Virginia by September 30, 2005, Penn Virginia will so notify Lynn, Fulkerson, Nichols & Kinkel, PLLC and Lynn, Fulkerson, Nichols & Kinkel, PLLC will release the Mortgage to Green Gem on September 30, 2005 at 5:00 p.m. Lexington time; and

vii. any liability arising in connection with the Retained Property and any agreements, contracts or instruments related to the Retained Property, including, but not limited to the two leases listed as Items 1 and 2 on Schedule 1(c) hereto insofar as such leases pertain to the Retained Property.

b. Indemnification by Buyer. Buyer agrees to indemnify, defend and hold Sellers and Green Gem and their respective Affiliates, members, directors, officers, employees and agents and each of their respective successors and assigns harmless from and against any and all Damages, directly or indirectly arising out of, result from or in connection with any of the following:

i. the breach of or inaccuracy in any representation or warranty made by Buyer in this Agreement or any certificate or other document delivered pursuant to this Agreement;

ii. the breach or default in performance by Buyer of any covenant, agreement or obligation in this Agreement; and

iii. any liability the cause of action with respect to which first arose after the Closing in connection with the ownership, use or operation of the Purchased Assets, other than any liability for which Sellers have agreed to indemnify Buyer pursuant to Section 10(a) hereof.

c. Procedures for Establishment of Damages for Third Party Claims. Promptly after the receipt by any party seeking indemnification hereunder (an “Indemnitee”) of a notice of any claim, action, suit or proceeding by any third party that may be subject to indemnification hereunder such Indemnitee shall give written notice of such claim to the indemnifying party (the “Indemnitor”) stating the nature and basis of the claim and the amount thereof, to the extent known, along with copies of the relevant documents evidencing the claim and the basis for indemnification sought. Failure of the Indemnitee to give such notice shall not relieve the Indemnitor from liability on account of this indemnification, except if and to the extent that the Indemnitor is actually prejudiced thereby. The Indemnitor, at its own expense, shall have the right to assume the defense of the Indemnitee against the third party claim so long as (i) the Indemnitor proceeds in good faith and in a timely manner, (ii) such claim which involves (and continues to involve) solely monetary damages, (iii) the Indemnitor expressly agrees that, as between the Indemnitor and the Indemnitee, the Indemnitor shall be solely obligated to satisfy and discharge such claim, (iv) the defense of such claim by the Indemnitor will not, in the reasonable judgment of the Indemnitee, have any continuing material adverse effect on the Indemnitee’s business and (v) the Indemnitor makes reasonably adequate provision to ensure the Indemnitee of the ability of the Indemnitor to satisfy the full amount of any adverse monetary judgment that may result. So long as the Indemnitor has assumed the defense of the third party claim in accordance herewith and notified the Indemnitee in writing thereof, (i) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim, it being understood the Indemnitor shall pay all costs and expenses of counsel for the Indemnitee for all periods prior to such time as the Indemnitor has notified the Indemnitee that it has assumed the defense of such third party claim, (ii) the Indemnitee shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnitor (which consent shall not to be unreasonably withheld or delayed), and (iii) the Indemnitor shall not consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnitee (which consent shall not to be unreasonably withheld or delayed). The parties shall use commercially reasonable efforts to minimize losses from claims by third parties and shall act in good faith and in a timely manner in responding to, defending against, settling or otherwise dealing with such claims. The parties shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor shall have assumed the defense of a third party claim, the Indemnitor shall not be obligated to indemnify the Indemnitee hereunder for any settlement entered into without the Indemnitor’s prior written consent, which consent shall not unreasonably withheld or delayed. Notwithstanding the foregoing, the Indemnitee shall have the sole and exclusive right to settle any third party claim, on such terms and conditions as it deems reasonably appropriate, to the extent such claim involves equitable or other non-monetary relief.

d. Procedures for Indemnification Claims by the Parties. In the event that an Indemnitee shall otherwise assert the incurrence of Damages which may be subject to indemnification hereunder, the Indemnitee shall give written notice to the Indemnitor of the nature and amount of the Damages asserted. If the Indemnitor, within a period of fifteen (15) days after the date of the Indemnitee’s notice, shall not give written notice to the Indemnitee contesting such assertion, the Indemnitee’s assertion shall be deemed accepted and the amount of Damages shall be deemed established and shall be paid promptly. In the event, however, that contest notice is given to the Indemnitee within such fifteen (15) day period, then the contested assertion of Damages shall be settled in accordance with Section 11(m) hereof.

e. Purchase Price Adjustment. Amounts paid in respect of indemnification obligations of the parties shall be treated as an adjustment to the Purchase Price.

f. No Effect of Investigation. No right to indemnification under this Section 10 shall be limited by reason of any investigation or audit conducted before or after the Closing of any party hereto or the knowledge of such party of any breach of any representation, warranty, agreement or covenant by the other party at any time, or the decision by such party to complete the Closing. Notwithstanding anything to the contrary herein, Buyer shall have the right, irrespective of any knowledge of audit or investigation by Buyer, to rely fully on the representations, warranties and covenants of Sellers contained herein. Each Seller acknowledges and agrees that none of the representations and warranties of such Seller in this Agreement is to be affected or limited by any previous or other disclosures, express or implied, to Buyer, its officers, representatives or professional advisors.

11. Miscellaneous.

a. Amendment and Waiver. The parties may, by mutual written agreement, amend this Agreement in any respect, and any party, as to such party, may (i) extend the time for the performance of any of the obligations of the other party; (ii) waive any inaccuracies in representations and warranties by the other party; (iii) waive compliance by the other party with any of the covenants or agreements contained herein and performance of any obligations by the other party; and (iv) waive the fulfillment of any condition that is precedent to the performance by such party of any of its obligations under this Agreement. To be effective, any such extension or waiver must be in writing and be signed by the party providing such waiver or extension, as the case may be. No such extension or waiver by any party hereto, nor any waiver by any party hereto of any breach of any provision of this Agreement, shall operate or be construed as a waiver of any subsequent breach, whether or not similar. No failure or any delay by any party hereto in exercising any right, power or privilege under this Agreement or any of the other Transaction Documents shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege shall preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as otherwise provided in this Agreement, the rights and remedies herein provided are cumulative and are not alternative.

b. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Buyer may assign its rights under this Agreement to any Affiliate of Buyer. Without limiting the foregoing, Buyer shall also have the right without such consent to assign and delegate all or any portion of its remaining rights and corresponding obligations under this Agreement, together with all surviving terms and conditions of this Agreement, to any successor in interest to, or assignee of, Buyer or any of the Purchased Assets or as collateral security to any lender to Buyer.

c. Notice. Except as otherwise specified in this Agreement, all notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date when personally delivered to the party to whom notice is to be given, on the date of transmission if sent by confirmed facsimile transmission, or on the second day after mailing, if mailed to the party to whom notice is to be given, by certified mail, postage prepaid, and properly addressed as follows:

To Sellers and Green Gem at:

Kentucky Emerald Land Company, LLC

Green River Land and Dock, LLC

Green Gem, LLC

Post Office Box 2052

Henderson, KY 42419-2052

Telecopy No.: (270) 831-2129

To Buyer at:

Penn Virginia Operating Co., LLC

2550 East Stone Drive

Suite 200

Kingsport, TN 37660

Attention: Keith D. Horton, President

Telecopy No.: (423) 723-0210

With a copy to:

Nancy M. Snyder, Esquire

Senior Vice President and General Counsel

Penn Virginia Corporation

Three Radnor Corporate Center, Suite 230

100 Matsonford Road

Radnor, PA 19087-4564

Telecopy No.: (610) 687-3688

Any party may change its address for the purposes of this section by giving the other party hereto written notice of the new address in the manner set forth above.

d. WAIVER OF WARRANTIES. EXCEPT AS SPECIFICALLY SET OUT IN THIS AGREEMENT, SELLERS MAKE NO WARRANTY, EXPRESS OR IMPLIED, WHETHER OF MERCHANTABILITY, QUALITY, QUANTITY, RECOVERABILITY, TITLE, OR OTHERWISE AS TO THE PURCHASED ASSETS OR THEIR INTERESTS THEREIN, OR COAL RESERVES, OR MINING RIGHTS OWNED BY SELLERS AND INCLUDED IN THE PURCHASED ASSETS OR AS TO THE CONDITION OF THE PURCHASED ASSETS, AND BUYER SHALL RELY UPON ITS OWN EXAMINATION THEREOF THROUGH ENGINEERS AND OTHER REPRESENTATIVES SELECTED AND EMPLOYED SOLELY BY BUYER.

e. Exhibits and Schedules. All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

f. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the Commonwealth of Kentucky, without giving effect to the conflicts of laws principles thereof.

g. Severability. The parties agree that (i) the provisions of this Agreement shall be severable in the event that any provision hereof is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, (ii) such invalid, void or otherwise unenforceable provision shall be automatically replaced by another provision which is as similar as possible in terms to such invalid, void or otherwise unenforceable provision but which is valid and enforceable and (iii) the remaining provisions shall remain enforceable to the fullest extent permitted by law.

h. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall (i) confer on any person or entity other than the parties hereto (and the Indemnitees referred to in Section 10) and their respective successors or assigns any rights (including third party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement, or (ii) constitute the parties hereto as partners or as participants in a joint venture. This Agreement shall not provide third parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement. No third party shall have any right, independent of any right which may exist irrespective of this Agreement, under or granted by this Agreement, to bring any suit at law or equity for any matter governed by or subject to the provisions of this Agreement.

i. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. Any executed counterpart delivered by facsimile or other means of electronic transmission shall be deemed an original for all purposes.

j. Construction. Buyer and Sellers and Green Gem have participated jointly in the negotiation and drafting of this Agreement and the Transaction Documents. In the event that any ambiguity or question of intent or interpretation arises, this Agreement and the Transaction Documents shall be construed as if drafted jointly by Buyer and Sellers and Green Gem, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement or the other Transaction Documents. Any reference to any federal, state or local statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When used in this Agreement, the number and gender of each pronoun or other term shall be construed to mean such number and gender as the context, circumstance or antecedent may require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. Section references refer to this Agreement unless otherwise specified.

k. Headings. The headings preceding the text of the sections and paragraphs hereof are inserted solely for convenience of reference, and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

l. Entire Agreement. This Agreement, together with the exhibits and schedules attached hereto and the other Transaction Documents, constitutes the entire understanding of the parties with respect to the subject matter hereof, and supersedes any prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof.

m. Arbitration. Any disputes and claims arising under this Agreement will be resolved by binding arbitration as set forth below. If at any time any party shall desire to bring a claim for any Damages against the other, and the parties cannot agree upon the resolution of such claim, then such claim shall be referred to a board of arbitrators (the “Board”). The Board shall be composed of one representative of Sellers and Green Gem on one hand and one representative of Buyer on the other hand, to be selected by Sellers and Green Gem on the one hand and Buyer on the other, respectively, and a third arbitrator who shall be chosen by the two arbitrators herein provided for. Each arbitrator shall have at least ten (10) years experience in the coal-mining and/or coal land management business. In the event that the two arbitrators are unable to agree within ten (10) days upon a third arbitrator, then the American Arbitration Association shall designate a disinterested person to act as such arbitrator; and, in the event that the Receiving Party (as defined below) should, for a period of ten (10) days after receipt of an Arbitration Notice (as defined below), fail to select and make known in writing to the Notifying Party (as defined below) the arbitrator selected by the Receiving Party, the Board shall be comprised of the one sole arbitrator chosen by the Notifying Party. Either party (the “Notifying Party”) may at any time serve upon the other (the “Receiving Party”) a notice (an “Arbitration Notice”) setting forth the point or points upon which the decision of said Board is desired. Within ten (10) days after the date of such Arbitration Notice, the Receiving Party shall deliver a counter-notice to the Notifying Party which shall identify the arbitrator chosen by the Receiving Party and which may specify any additional points or differences arbitrable hereunder upon which the Receiving Party may desire a decision. The Board shall give ten (10) days written notice of the time and place of hearing to the respective parties, and shall determine questions submitted to it for arbitration and make its decision and award in writing. The decision and award of a majority of the arbitrators (or the sole arbitrator as the case may be) shall be final, conclusive and obligatory upon the said parties to this Agreement and their successors and assigns, and without appeal, and each party hereto agrees to abide by and comply with every such decision and award. Judgment on the award of the Board may be entered and enforced by a court of competent jurisdiction. Those costs of each party in connection with any such arbitration shall in the first instance be paid by such party but if such party substantially prevails therein it shall be reimbursed therefor by the other party, and this question of costs shall in each case be determined by the Board when it renders its decision on the question or questions submitted to it. Notwithstanding the requirement to arbitrate any dispute, any party may apply to a court for interim measures such as injunctions, attachments and conservation orders, which measures may be immediately enforced by court order. Any decision with respect to such interim measures shall promptly be referred to the Board for review and final decision.

n. Post–Closing Covenants. Sellers and Green Gem agree as follows:

i. Upon Buyer’s written request at any time after the date hereof, Sellers or Green Gem, as the case may be, will sell, assign, transfer and convey to Buyer all or any part of the Retained Property subject to the Right of First Refusal Agreement dated as of December 29, 2004 between Kentucky Emerald and Truman A. Newman, Elizabeth B. Newman and Donald A. Newman.

ii. If, at any time after the date hereof, Sellers or Green Gem, as the case may be, desire to sell, assign, transfer or convey the Retained Property, or any part thereof, to any person or entity other than pursuant to the Amended Midwest Option, Sellers or Green Gem, as the case may be, shall obtain a bona fide written offer (the “Offer”) therefore from a party unaffiliated to Sellers or Green Gem (the “Offeror”) and deliver to Buyer a true, correct and complete copy of the Offer. Buyer shall have the option (the “Option”), exercisable by written notice to Kentucky Emerald for a period of 30 days after Buyer’s receipt of a copy of the Offer to purchase the property subject to the Offer (the “Subject Property”) for the price and on the terms stated in the Offer. If Buyer does not exercise the Option timely, Sellers or Green Gem, as the case may be, shall be permitted to sell the Subject Property to the Offeror at the price and on the terms stated in the Offer; provided, that if such sale does not occur within 90 days after the date Buyer received a copy of the Offer, the Subject Property shall once again be subject to this Section 11(n)(ii). If Buyer exercises the Option, Sellers or Green Gem, as the case may be, shall sell the Subject Property to Buyer at the price and on the terms stated in the Offer at a closing to occur not later than 90 days after the date Buyer exercised the Option.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers duly authorized.

KENTUCKY EMERALD LAND COMPANY, LLC TRINITY LAND COMPANY, LLC, SOLE MEMBER

By:	/s/ Charles T. LaFollette
Name:	Charles T. LaFollette
Title:	Manager

GREEN RIVER LAND AND DOCK, LLC

By:	/s/ Charles T. LaFollette
Name:	Charles T. LaFollette
Title:	Manager

GREEN GEM, LLC

By:	/s/ Samuel S. Francis
Name:	Samuel S. Francis
Title:	Manager

PENN VIRGINIA OPERATING CO., LLC

By:	/s/ Keith D. Horton
Name:	Keith D. Horton
Title:	President

[Signature Page to Purchased Asset Purchase and Sale Agreement]